

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

<u>Via E-mail</u>
Anthony Sarvucci
Chief Executive Officer
Prairie West Oil & Gas, Ltd.
9500 W. Flamingo #205
Las Vegas, NV 89147

>   **Re: Prairie West Oil & Gas, Ltd. (f/k/a KAT Racing, Inc.)**
>   **Form 8-K**
>   **Filed January 29, 2013**
>   **File No. 1-34770**

Dear Mr. Sarvucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on January 28, 2013</u>

1.   Unless you are able to show that you were not a shell company prior to the merger and that there was no change in control as a result of the merger you will need to provide the incremental disclosures required by Item 2.01(f) or Item 5.01(a)(8) of Form 8-K, as applicable. You may find it helpful to consult the following:

- CF Disclosure Guidance: Topic No. 1, "Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions,' at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm

Accordingly, amend your Form 8-K to include the disclosures outlined in Form 10, which is available at www.sec.gov/about/forms/form10.pdf.. For example, Items 2 and 13 direct you to certain guidance in Regulation S-K and Regulation S-X that requires the following information:

- Management's discussion and analysis of financial condition and results of operations (Item 303 of Regulation S-K);
- Two years of audited financial statements of the acquired company as well as unaudited, interim financial statements for the most recently completed fiscal quarter (Rule 8-04 of Regulation S-X); and
- Pro forma financial statements (Rule 8-05 of Regulation S-X).

You may also need to file an Item 4.01 Form 8-K to report the change in auditors that appears to have occurred on the date the merger was consummated.

If you demonstrate that you are not required to provide the disclosures outlined in Form 10, you would nevertheless need to provide the information identified in the second and third bullet points above to comply with Item 9.01 of Form 8-K.

2. In addition, we direct your attention generally to SEC Release No. 33-8587 (August 22, 2005), which is available at www.sec.gov/rules/final/33-8587.pdf.

3. We note that on the cover of the Form 10-K that you filed on January 14, 2013, you indicated that you were not a shell company. However, as of September 30, 2012, Kat Inc., was classified as a development stage company with no asset other than $1,580 cash, and no revenue for any of the periods presented. Please clarify how you determined that you were not a shell company as defined by Rule 12b-2 of Regulation 12B and provide an analysis to support your conclusion.

4. It appears that you have omitted numerous required exhibits. Please review Item 601 of Regulation S-K and file all such exhibits, including without limitation, any material contracts relating to your interests in the three projects you discuss; the Chapman Petroleum Engineering Ltd. report you reference at pages 2 and 10; documentation of the loans from Emporium Group, Johhann Lisson, and those classified as "Shareholder Loans" on your balance sheet; and any compensatory arrangements with management or consultants.

5. As you are engaged in oil and gas producing activities, please provide the disclosures required by Items 1201 through 1208 of Regulation S-K.

6. You reference the report of Chapman Petroleum on page 2. File as an exhibit a report that complies with Item 1202(a)(8)(i)-(x) of Regulation S-K. In this regard, we note the reference to NI51-101. As you are a U.S. company, your reserves must comply with Rule 4-10(a) of Regulation S-X regardless of the fact that your properties are located in Canada.

7.   We note your disclosure explaining that on January 4, 2013, you changed your name to Prairie West Oil & Gas, Ltd and subsequently entered into an agreement to purchase 100% of the outstanding interests of Prairie West Oil & Gas, Ltd. (Canada) in exchange for 5,000,000 common shares. As these appear to be incremental to the 5,749,000 shares outstanding at September 30, 2012, please clarify whether this transaction allowed the recipients to gain control of the combined entity, and submit an analysis to support your conclusions. Please identify the individuals you believe are in control and explain your reasons.

8.   Tell us how you plan to account for the merger of Prairie West Oil & Gas, Ltd. (Nevada) and Prairie West Oil & Gas, Ltd (Canada) and explain your rationale.

9.   At page 2, please clarify how your acquisition and development strategies are "low risk."

10.   Remove all references to your properties being "surrounded by major multinational oil / gas giants." You should focus on properties that you own rather than surrounding properties.

11.   With respect to your statement that Prairie West has used "Zero bank or institutional financing," revise to reference your significant outstanding debt.

Key Points, page 4

12.   We note your disclosure stating that Prairie West Oil & Gas, Ltd. (Canada) remains profitable at current natural gas prices due to low operating costs in the area. As this statement appears to be inconsistent with the results of operations that reflect a net loss, as well as production and lease operating expenses in excess of revenues for all periods presented, revise as necessary to clarify.

13.   We note your disclosure that in May 2012, the company began its scheduled summer overhaul of the Shackleton natural gas asset. Please expand this disclosure to provide an update to reveal the current status of the asset and the date you expect to recommence operations if this has not yet occurred.

Report of Registered Public Accounting Firm, page 5

14.   Please obtain and file a dated and signed audit opinion that also corresponds to the financial statements included in the filing.

Financial Statements, page 6

15.   We note that the audit report indicates that it pertains to the financial statements of "Prairie West Inc." while the financial statements that appear in the filing are labeled "Prairie West Oil & Gas Ltd." Please consult with your auditors and revise your filing as necessary to resolve this discrepancy.

16.   Please revise your filing to include disclosures required by FASB ASC 932-235-50.

Note 1 - Business, page 10

17.   Please remove your disclosure under this heading and elsewhere in your filing about the asset, reserve and resource evaluation (NI 51-101) done by Chapman Petroleum Engineering Ltd. if you are unable to show how this corresponds to estimates disclosed pursuant to Item 1200 of Regulation S-K, and the accounting and disclosure requirements prescribed by U.S. GAAP.

Note 3 - Foreign Currency Translation, page 10

18.   We note your disclosure that your functional currency is the U.S. Dollar. Please expand your disclosure to also specify the reporting currency; and to explain the circumstances in which you record foreign currency translations that impact cumulative translation adjustments and foreign currency transactions that result in gains or losses impacting the statements of operations.

Item 5.02 Depature of Directors, or Certain Officers…, page 12

19.   The biographies of your officers and directors should provide objective, factual information about their prior experience – principal occupations and employment, job titles, dates of employment, etc. – rather than subjective, conclusory statements such as "a wealth of worldwide contacts and relationships," "a highly sought after freelance consultant . . . successful in providing strategic financing options through the global market place," "a top shelf individual . . . has extensive experience and success in making companies run as smoothly as possible," etc.   Please revise your disclosure accordingly.

Form 8-K Filed November 27, 2012

20.   We note that the Form 8-K filed November 27, 2012 states that KAT Racing, Inc. "entered into a non-binding Letter of Intent for Kat Racing, Inc. to acquire Prairie West Oil and Gas, Ltd. for 50,000,000 shares of common stock." However, the exchange agreement and subsequent disclosure indicates only 5,000,000 shares of KAT Racing, Inc. were issued in the transaction, or 90% fewer shares than you disclosed publicly. Please advise regarding this apparent discrepancy and the steps you took to correct this apparently inaccurate disclosure once you discovered it.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, Staff Attorney, at (202) 551-5798, or in his absence, me at (202) 551-5798 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director